SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the fiscal year ended December 31, 2001.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the transition period from                   to                  .


                        Commission File Number 0-25236

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           MICREL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                             MICREL, INCORPORATED
                              2180 Fortune Drive
                              San Jose, CA 95131

                             REQUIRED INFORMATION

1.   Financial Statements and Schedules

     The following documents are filed as part of this report on the pages indicated:

                                                                     Page No.
                                                                     --------

     Independent Auditors' Report                                         2

     Statements of Net Assets Available for Benefits                      3

     Statement of Changes in Net Assets Available for Benefits            4

     Notes to Financial Statements                                        5

     Supplemental Schedule
         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)   9

2.   Exhibits

     Exhibit 23 - Independent Auditors' Consent

                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         MICREL, INC. 401(k) PLAN

Date:   June 25, 2002               By:   /s/ Richard D. Crowley, Jr.
                                          ---------------------------
                                            Richard D. Crowley, Jr.
                                         Vice President, Finance and
                                          Chief Financial Officer

                         INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
Micrel, Inc. 401(k) Plan
San Jose, California

We have audited the accompanying statements of net assets available for benefits of Micrel, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                ARMANINO McKENNA LLP
                                              San Leandro, California
June 10, 2002

                           MICREL, INC. 401(k) PLAN
               Statements of Net Assets Available for Benefits
                          December 31, 2001 and 2000
                          __________________________


                                   ASSETS
                                   ------
                                                     2001            2000
                                                 ------------    ------------

Cash in bank and short-term funds                $ 20,404,714    $  1,377,069

Investments at fair value
   Registered investment companies                  2,899,077      20,530,874
   Common stocks                                      847,956         474,373
   Employer common stock                              165,957              -
                                                 ------------    ------------
   Total investments                                3,912,990      21,005,247

Participant loans                                     456,963         453,536

Employer contribution receivable                           -        1,782,360
                                                 ------------    ------------

Net assets available for benefits                $ 24,774,667    $ 24,618,212
                                                 ============    ============


The accompanying notes are an integral part of these financial statements.


                           MICREL, INC. 401(k) PLAN
          Statement of Changes in Net Assets Available for Benefits
                     For the Year Ended December 31, 2001
                         __________________________


Additions to net assets
  Contributions
    Participant contributions                               $  3,175,855
    Rollovers                                                    452,397
                                                            ------------
      Total contributions                                      3,628,252
  Interest and dividends                                         119,308
  Net depreciation in fair value of investments               (2,538,946)
                                                            ------------
      Total additions                                          1,208,614
                                                            ------------


Deductions from net assets
  Benefits paid to participants                                1,544,899
  Administrative fees                                            104,726
                                                            ------------
      Total deductions                                         1,649,625
                                                            ------------


Net decrease in net assets                                      (441,011)

Transfer of assets into Plan due to merger                       597,466
                                                            ------------

Net assets available for benefits at December 31, 2000        24,618,212
                                                            ------------


Net assets available for benefits at December 31, 2001      $ 24,774,667
                                                            ============



The accompanying notes are an integral part of these financial statements.

                           MICREL, INC. 401(k) PLAN
                        Notes to Financial Statements
                          December 31, 2001 and 2000
                          ________________________




1.  Description of the Plan
    -----------------------
    The following description of the Micrel, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General
    -------
    The Plan, a defined contribution plan sponsored by Micrel, Inc. (the "Company"), intended to qualify under Section 401(a) and related provisions of the Internal Revenue Code ("Code"), was established effective January 1, 1980. The Plan is designed to provide participants a means to defer a portion of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Plan merger
    -----------
    In 2001, the Company merged with another company. All of the assets of the other company's qualified contribution plan were transferred to the Plan.

    Plan administration
    -------------------
    The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA. The Company has delegated certain responsibilities for the operation and administration of the Plan. Custodianship of the assets and investment transactions are provided by Charles Schwab & Company, Inc. ("Schwab"). Administrative services are provided by Investmart.

    Eligibility
    -----------
    Employees of the Company become eligible to participate in the Plan on the first day of the month following their employment commencement date. Participants of the Plan who have more than six months of service are eligible to receive discretionary contributions from the Company.

    Contributions
    -------------
    Annually, participants may elect to make salary deferral contributions up to 15% of their pretax eligible compensation subject to limitations described in the Code. A participant may also contribute cash to the Plan in the form of a "rollover contribution" from another qualified employer-sponsored retirement plan. Employer contributions may be contributed at the discretion of the Company's board of directors and are invested in a portfolio of investments as directed by the Company.

    Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various money market funds, mutual funds, and employer common stock as investment options for participants. The non-employer common stocks held by the Plan are not investment alternatives for participants.

                           MICREL, INC. 401(k) PLAN
                        Notes to Financial Statements
                          December 31, 2001 and 2000
                          ________________________



1.  Description of the Plan (continued)
    -----------------------------------
    Participant accounts
    --------------------
    Each participant's account is credited with the participant's contribution and earnings thereon and an allocation of (a) the Company's contribution and earnings thereon, and (b) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting
    -------
    Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company discretionary contributions portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after 6 years of credited service.

    Payment of benefits
    -------------------
    Distributions and withdrawals are payable upon termination, financial hardship, disability, death, or retirement. The participant (or his/her beneficiary), may elect to receive either a lump-sum amount equal to the vested value of his or her account, or installments over a period of years not to exceed the life expectancy of the participant.

    Participant loans
    -----------------
    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining balance in the participant's account and bear interest at rates that range from 7% to 11.5%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

    Forfeitures
    -----------
    Forfeitures shall be allocated to all participants eligible to share in the allocations in the same proportion that each participant's compensation for the year bears to the compensation of all participants for such year.


2.  Summary of Significant Accounting Policies
    ------------------------------------------
    Payment of benefits
    -------------------
    Benefits are recorded when paid.

                           MICREL, INC. 401(k) PLAN
                        Notes to Financial Statements
                          December 31, 2001 and 2000
                          ________________________


    Investment valuation and income recognition
    -------------------------------------------
    The Plan's investments are stated at fair value. Shares of registered investment companies (i.e. mutual funds) are valued at quoted market prices as reported by Schwab which represent the net asset value of shares held by the Plan at year-end. Common stocks are valued at quoted market prices as reported by Schwab. Participant loans are valued at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Investment valuation and return is subject to fluctuations in the market performance of the underlying investment alternatives provided by the Plan. Accordingly, investment returns may vary from period to period depending on the performance of the underlying investments and these variations could be significant.

    Estimates
    ---------
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


3.  Investments
    -----------
    The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                     2001            2000
                                                 ------------    ------------
    Cash                                         $ 18,315,615          N/A
    Schwab Institutional Advantage Money
     Market Fund                                 $  1,782,548          N/A
    Gabelli Growth Fund                          $         -     $  1,832,835
    Gabelli Value Fund                           $         -     $  2,080,818
    Schwab S&P 500 Fund                          $         -     $  3,823,352
    Invesco Dynamic Fund                         $         -     $  1,880,109
    Janus World Wide Fund                        $         -     $  1,730,484
    RS Emerging Growth Fund                      $         -     $  1,946,775
    Selected American Shares Inc. Fund           $         -     $  1,391,227
    Weitz Partners Value Fund                    $         -     $  1,634,856

                           MICREL, INC. 401(k) PLAN
                        Notes to Financial Statements
                          December 31, 2001 and 2000
                          ________________________


4.  Nonparticipant-Directed Investments
    -----------------------------------
    Information about the net assets and significant components of the change in net assets relating to the nonparticipant-directed investments is as follows:

                                                     2001            2000
                                                 ------------    ------------
    Net assets
      Cash in bank and short-term funds          $  2,089,074    $     91,687
      Registered investment companies
      (mutual funds)                                2,899,077       4,408,240
      Non-employer common stocks                      847,956         474,373
      Employer contributions receivable                    -        1,782,360
                                                 ------------    ------------
                                                 $  5,836,107    $  6,756,660
                                                 ============    ============
      Changes in net assets
        Interest and dividends                   $     49,905
        Net depreciation of investments              (702,785)
        Benefits paid to participants                (243,003)
        Administrative expenses                       (24,670)
                                                 ------------
                                                 $   (920,553)
                                                 ============


5.  Tax Status
    ----------
    The Plan obtained its latest determination letter on September 1, 1993, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


6.  Related Party Transactions
    --------------------------
    Plan investments are held by Schwab. Schwab is the custodian as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions specifically exempted from the prohibited transaction rules of ERISA.


7.  Plan Termination
    ----------------
    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the full value of each participant's account shall become fully vested and nonforfeitable.


8.  Subsequent Event
    ----------------
    Effective January 2002, the Plan replaced Charles Schwab & Company, Inc. with Security Trust Company as custodian of the Plan's investments. All participant-directed investments were transferred to cash on December 27, 2001 to facilitate the transfer of funds to Security Trust Company on January 2, 2002. In March 2002, the non-participant-directed funds were also transferred from Charles Schwab & Company, Inc. to Security Trust Company.

                                 SUPPLEMENTAL SCHEDULE

                                        MICREL, INC. 401(k) PLAN
                     Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
                                      EIN: 94-2526744; Plan No. 001
                                            December 31, 2001
                                          ____________________

                                                          (c)
                    (b)                  Description of Investment including                  (e)
             Identity of Issue,            Maturity Date, Rate of interest,        (d)      Current
(a)  Borrower, Lessor, or Similar Party   Collateral, Par or Maturity Value       Cost       Value
---  ----------------------------------  -----------------------------------  -----------  -----------
   Gabelli Growth Fund                   Mutual fund                          $   496,511  $   348,248
   Invesco Dynamic Fund                  Mutual fund                          $   618,500  $   376,818
   Janus World Wide Fund                 Mutual fund                          $   271,268  $   145,105
   Muhlenkamp Fund                       Mutual fund                          $    14,471  $    16,720
   RS Emerging Growth Fund               Mutual fund                          $   467,335  $   317,491
 * Schwab S&P 500 Fund                   Mutual fund                          $ 1,394,098  $ 1,132,696
   Selected American Shares Inc. Fund    Mutual fund                          $   207,064  $   185,695
   Weitz Partners Value Fund             Mutual fund                          $   334,498  $   376,304
 * Micrel                                Common Stock                         $   190,431  $   165,957
   Americredit Corporation               Common Stock                         $    75,406  $    88,025
   Ameripath Inc.                        Common Stock                         $    53,659  $    85,489
   Cree Corporation                      Common Stock                         $    29,280  $    37,562
   Health Care Property Inv. Inc.        Common Stock                         $    66,818  $    72,601
   ICU Medical Inc.                      Common Stock                         $    33,431  $    52,288
   Integrated Circuit Systems            Common Stock                         $    45,866  $    62,687
   Knight Trans inc.                     Common Stock                         $    19,242  $    31,607
   Mens Wearhouse Inc.                   Common Stock                         $    55,901  $    46,566
   Metris Companies Inc.                 Common Stock                         $    36,314  $    40,365
   Microchip Technology Inc.             Common Stock                         $    20,503  $    31,186
   Orthodontic Centers of America        Common Stock                         $    66,721  $    73,353
   Pediatrix Medical Group Inc.          Common Stock                         $    25,053  $    23,744
   Rent A Center Inc.                    Common Stock                         $    71,428  $    74,022
   United Rentals Inc.                   Common Stock                         $    50,072  $    66,511
   Wireless Facilities Inc.              Common Stock                         $    56,874  $    61,950
 * Schwab Institutional Advantage MMF    Money market fund                    $ 1,782,548  $ 1,782,548
 * Schwab Retirement MMF                 Money market fund                    $   306,526  $   306,526
   Cash                                  Cash                                 $18,315,615  $18,315,615
 * Participant loans                     Interest Rates 7 - 11.5%             $       -    $   456,963

                                EXHIBIT INDEX


Exhibit Number           Description
--------------           -----------

     23                  Independent Auditors' Consent.

                                                                   EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement
No. 333-52136 of Micrel, Incorporated on Form S-8  of our report dated
June 10, 2002, appearing in this Annual Report on Form 11-K of Micrel, Inc. 401(k) Plan for the year ended December 31, 2001.


/s/ Armanino McKenna LLP
------------------------
ARMANINO McKENNA LLP
San Leandro, California

June 25, 2002